SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

KNOWLEDGE MECHANICS GROUP, INC.
(Name of Issuer)

          Common Stock
(Title of Class of Securities)

          49925M100
(CUSIP Number)

                December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

SCHEDULE 13G

CUSIP No.:49925M100	Page 2 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Felix Capital Management, LLC (f/k/a Oscar Capital Management, LLC)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	233,333 0 233,333 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,333

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.11%

12	TYPE OF REPORTING PERSON* IA

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:49925M100	Page 3 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew K. Boszhardt, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	549,612 0 549,612 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,612

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.26%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No.:49925M100	Page 4 of 9

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Scaramucci

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	32,258 0 32,258 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,258

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.016%

12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

Knowledge Mechanics Group, Inc., a Delaware corporation. The company was formerly named XBOX Technologies, Inc. and was incorporated in Delaware

Item 1(b). Address of Issuer's Principal Executive Offices:

The principal executive offices of the Issuer are located at 1800 N.W. Corporate Blvd., Suite 101, Boca Raton, FL 33431.

Item 2(a), (b) and (c). Name of Person Filing; Address of Principal Place of business Office; Citizenship:

1.	Felix Capital Management, LLC P.O. Box 1853 New York, New York 10156-1853 A Delaware limited liability company and a registered investment adviser.

2.	Andrew K. Boszhardt, Jr. Newberger Berman, LLC 605 Third Avenue, 36th Floor New York, NY 10158-3698 Mr. Boszhardt is a citizen of the United States.

3.	Anthony Scaramucci Newberger Berman, LLC 605 Third Avenue, 36th Floor New York, NY 10158-3698 Mr. Scaramucci is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The common stock of Knowledge Mechanics Group, Inc. (the "Common Stock").

Item 2(e). CUSIP Number:

49925M100

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[X] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ].

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 581,870.

(b)	Percent of class: 0.28%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 581,870.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 0.28%.

(iv)	Shared power to dispose or to direct the disposition of 0.

Felix Capital Management, LLC (f/k/a Oscar Capital Management, LLC) may be deemed to share voting and dispositive power with respect to and therefore to beneficially own, securities beneficially owned by its investment management clients.

Mr. Boszhardt is the Chief Investment Officer of Felix Capital Management, LLC responsible for determinations as to voting, purchases and sales, and therefore has sole voting and dispositive power with respect to and therefore is deemed to beneficially own securities beneficially owned by Felix Capital Management, LLC. Felix Capital Management, LLC beneficially owns an aggregate of 233,333 shares of Common Stock. These shares equal 0.11% of the outstanding Common Stock. Mr. Boszhardt also has sole voting and dispositive power with respect to 316,279 shares of Common Stock which he owns personally. Mr. Boszhardt therefore, beneficially owns an aggregate of 549,612 shares of Common Stock, which equals 0.26% of the outstanding Common Stock. Mr. Boszhardt resigned his position as a director of XBOX Technologies, Inc., the Issuer’s former name, on July 27, 2001.

Mr. Scaramucci beneficially owns 32,258 shares of Common Stock. This constitutes 0.018% of the class of common stock. Mr. Scaramucci has sole voting and dispositive power with regard to all of these shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

NOT APPLICABLE.

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE.

Item 9. Notice of Dissolution of Group:

NOT APPLICABLE.

Item 10. Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2002	FELIX CAPITAL MANAGEMENT, LLC

/s/ Anthony Scaramucci
      Name: Anthony Scaramucci
      Title: President

Andrew K. Boszhardt Jr.

/s/ Andrew K. Boschardt Jr.
      Name: Andrew K. Boszhardt Jr.

Anthony Scaramucci

/s/ Anthony Scaramucci
Name: Anthony Scaramucci